March 10, 2020

Todd Johnson
Chief Executive Officer
ProShares Trust II
7501 Wisconsin Avenue, Suite 1000E
Bethesda, MD 20814

       Re: ProShares Trust II
           Registration Statement on Form S-1
           Filed March 6, 2020
           File No. 333-236924

Dear Mr. Johnson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Michael M. Philipp, Esq.